Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

RECEIVED

2004 OCT -4 P 3: 43

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

By courier


04045298

euven, 30 September 2004

SUPPL

Dear Madam,

InBev S.A.

Subject: ~~Interbrew S.A.~~ (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange
Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the
Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents
furnished herewith are being furnished with the understanding that they shall not be
deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18
of the Exchange Act, and that neither this letter nor the furnishing of such information or
document pursuant to the Rule shall constitute an admission for any purpose that the
Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact
the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone:
+32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

**Benoît Loore**
**Legal Director**
**Company & Securities Law**

PROCESSED

OCT 0 5 2004

THOMSON
FINANCIAL

Enclosure: press release

N.V. IinBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel:    +32 16 31 57 69
Fax:    +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

# Press release



## Acquisition Lion Group activities in China closed

Brussels, September 30, 2004

**InBev is pleased to announce the closing of its acquisition of the remaining 50 per cent of Lion Group's beer business in China, hereby gaining 100 per cent control.**
**In September 2003, Lion Diversified Holdings Berhad (LDHB), a diversified Malaysian group, sold 50 per cent of its China brewing activities to InBev for USD131.5 million, and transferred the management control of the strategic partnership to InBev. On 20 September 2004, InBev announced the acquisition of the remaining 50% for a cash consideration of USD131.5 million.**

InBev is today the third-largest brewer in China, with 30 million hectoliters of capacity, produced by 18 breweries, and present in 6 major provinces: Zhejiang, Guangdong, Hubei, Hunan, Jiangsu and Shandong.

Visit our web site www.inbev.com for more information.

---

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 70,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately 9.3 billion euro (2003 pro forma). For further information visit www.InBev.com.

---

## Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@inbev.com



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

*By courier*

Leuven, 30 September 2004

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange
Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the
Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents
furnished herewith are being furnished with the understanding that they shall not be
deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18
of the Exchange Act, and that neither this letter nor the furnishing of such information or
document pursuant to the Rule shall constitute an admission for any purpose that the
Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact
the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone:
+32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

**Benoît Loore**
**Legal Director**
**Company & Securities Law**

Enclosure: press release

N.V. IinBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven

Tel:    +32 16 31 57 69
Fax:    +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles

H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

# Press release



# InBev adapts its financial calendar

Brussels, September 30, 2004

**To align InBev's and AmBev's publication dates, the following changes have been implemented:**

| | |
|---|---|
| **November 3, 2004 (instead of October 26)** | **Nine months trading update** <br> 7.00 a.m. Press release <br> 8.00 a.m. Conference call for analysts |
| **January 14, 2005** | 7.00 a.m. **Full year volumes** and pre-closed statement |
| **March 2, 2005** | 7.00 a.m. **Publication of 2004 results** |

**About InBev**

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 70,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately 9.3 billion euro (2003 pro forma). For further information visit www.InBev.com.

## Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@inbev.com